UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2001

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        X          Form 40- F

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No         X

        [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2001

INDEX

PART I:   FINANCIAL INFORMATION                                                                             PAGE

Item 1.  Financial Statements

                Independent Accountant's Report........................................................         3

                Consolidated Statements of Income
                       for the three and six months ended June 30, 2001 and 2000.......................         4

                Consolidated Balance Sheets
                       June 30, 2001 and December 31, 2000.............................................         5

                Consolidated Statements of Cash Flows
                       for the six months ended June 30, 2001 and 2000.................................         6

                Consolidated Statement of Changes in Stockholders' Equity

Item 2.  Management's Discussion and Analysis of Financial Condition

INDEPENDENT ACCOUNTANT’S REVIEW REPORT ON INTERIM
FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of June 30, 2001, and the related consolidated statement of income for the three- and six-month periods ended June 30, 2001 and 2000, and the consolidated statements of cash flows for the six-month periods ended June 30, 2001 and 2000, and the consolidated statements of changes in stockholders’ equity for the six-month period ended June 30, 2001. Our review also included Schedule A listed in Index Item 1. These financial statements and schedule are the responsibility of the Company’s management.

We were furnished with the report of other accountants on their review of the interim information of Ugland Nordic Shipping ASA, whose total assets as of June 30, 2001 and whose net voyage revenues for the period from acquisition constituted 21 percent and 7 percent, respectively, of the consolidated totals.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the report of other accountants, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2000, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, not presented herein, and in our report dated February 16, 2001 (except for note 13 which is as of March 6, 2001), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet and related schedule as of December 31, 2000, is fairly stated, in all material respects, in relation to the consolidated balance sheet and schedule from which they have been derived.

Vancouver, Canada,                                                     /s/ ERNST & YOUNG LLP
July 19, 2001                                                          Chartered Accountants
(except for note 13 which is as of  August 1, 2001)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per share amounts)

                                                Three Months Ended June 30,              Six Months Ended June 30,
                                                  2001                 2000               2001                2000
                                                   $                    $                  $                    $
                                           ------------------- ------------------- ------------------- ------------------
                                                        (unaudited)                             (unaudited)
NET VOYAGE REVENUES
Voyage revenues                                  276,048             201,200             583,934             383,462
Voyage expenses                                   62,227              58,580             124,957             120,775
------------------------------------------ ------------------- ------------------- ------------------- ------------------

Net voyage revenues                              213,821             142,620             458,977             262,687
------------------------------------------ ------------------- ------------------- ------------------- ------------------

OPERATING EXPENSES
Vessel operating expenses                         39,274              34,723              73,153              69,492
Time-charter hire expense                         16,346              13,114              33,529              26,080
Depreciation and amortization                     36,100              24,624              63,621              49,666
General and administrative                        11,761               9,059              22,599              18,581
------------------------------------------ ------------------- ------------------- ------------------- ------------------
                                                 103,481              81,520             192,902             163,819
------------------------------------------ ------------------- ------------------- ------------------- ------------------

Income from vessel operations                    110,340              61,100             266,075              98,868
------------------------------------------ ------------------- ------------------- ------------------- ------------------

OTHER ITEMS
Interest expense                                 (18,080)              (19,275)          (32,866)            (39,265)
Interest income                                    2,849               4,137               5,652               7,390
Other income (loss) (note 10)                      1,132                 785               2,068                (307)
------------------------------------------ ------------------- ------------------- ------------------- ------------------
                                                 (14,099)            (14,353)            (25,146)            (32,182)
------------------------------------------ ------------------- ------------------- ------------------- ------------------

Net income                                        96,241              46,747             240,929              66,686
------------------------------------------ ------------------- ------------------- ------------------- ------------------

Earnings per common share (note 8)
     - Basic                                        2.42                1.22                6.10                1.75
     - Diluted                                      2.35                1.19                5.95                1.72
------------------------------------------ ------------------- ------------------- ------------------- ------------------

  The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                  As at                 As at
                                                                                 June 30,            December 31,
                                                                                   2001                  2000
                                                                                     $                    $
                                                                           ---------------------- -------------------
                                                                                (unaudited)
      ASSETS
      Current
      Cash and cash equivalents                                                  304,222                 181,300
      Marketable securities (note 3)                                               7,180                   8,081
      Accounts receivable                                                         70,139                  80,158
      Prepaid expenses and other assets                                           29,657                  25,956
      -------------------------------------------------------------------- ---------------------- -------------------

      Total current assets                                                       411,198                 295,495
      -------------------------------------------------------------------- ---------------------- -------------------

      Marketable securities (note 3)                                              35,196                  33,742
      Vessels and equipment
           At cost, less accumulated depreciation of $741,431
           (December 31, 2000 - $680,756) (note 7)                             1,971,865               1,607,716
      Advances on newbuilding contracts (notes 7 and 9)                           56,704                       -
      -------------------------------------------------------------------- ---------------------- -------------------

      Total vessels and equipment                                              2,028,569               1,607,716
      -------------------------------------------------------------------- ---------------------- -------------------
      Investment in joint ventures                                                46,516                  20,474
      Other assets                                                                22,361                  16,672
      Goodwill (note 4)                                                           89,361                       -
      -------------------------------------------------------------------- ---------------------- -------------------

                                                                               2,633,201               1,974,099
      -------------------------------------------------------------------- ---------------------- -------------------

      LIABILITIES AND STOCKHOLDERS' EQUITY
      Current
      Accounts payable                                                            22,430                  22,084
      Accrued liabilities                                                         40,082                  44,081
      Current portion of long-term debt (note 7)                                  93,118                  72,170
      -------------------------------------------------------------------- ---------------------- -------------------

      Total current liabilities                                                  155,630                 138,335
      -------------------------------------------------------------------- ---------------------- -------------------
      Long-term debt (note 7)                                                  1,084,863                 725,314
      Other long-term liabilities (note 6)                                        38,111                   7,368
      -------------------------------------------------------------------- ---------------------- -------------------

      Total liabilities                                                        1,278,604                 871,017
      -------------------------------------------------------------------- ---------------------- -------------------

Minority interest                                                           18,740                   4,570

Stockholders' equity
      Capital stock (note 8)                                                     473,135                 452,808
      Retained earnings                                                          865,378                 641,149
      Accumulated other comprehensive (loss) income                               (2,656)                  4,555
      -------------------------------------------------------------------- ---------------------- -------------------

      Total stockholders' equity                                               1,335,857               1,098,512
      -------------------------------------------------------------------- ---------------------- -------------------

                                                                               2,633,201               1,974,099
      -------------------------------------------------------------------- ---------------------- -------------------

         Commitments and contingencies (note 9)

         The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                     Six Months Ended June 30,
                                                                                    2001                    2000
                                                                                     $                       $
                                                                           ----------------------- -----------------------
                                                                                            (unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                         240,929                  66,686
Non-cash items:
     Depreciation and amortization                                                  63,621                  49,666
     Loss on disposition of vessels and equipment                                        -                   1,004
     Gain on disposition of available-for-sale securities                           (1,944)                      -
     Equity income (net of dividends received: June 30, 2001 - $5,000;                (394)                    962
        June 30, 2000 - $2,975)
     Future income taxes                                                             3,090                   1,000
     Other - net                                                                       258                    (122)
Change in non-cash working capital items related to
     operating activities                                                          (10,856)                 (7,226)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from operating activities                                            294,704                 111,970
-------------------------------------------------------------------------- ----------------------- -----------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                                   529,733                  11,000
Scheduled repayments of long-term debt                                             (40,886)                (16,861)
Prepayments of long-term debt                                                     (378,735)               (145,726)
Proceeds from issuance of Common Stock                                              20,323                   3,722
Cash dividends paid                                                                (16,894)                (16,387)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from financing activities                                            113,541                (164,252)
-------------------------------------------------------------------------- ----------------------- -----------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                            (114,531)                (35,066)
Expenditures for drydocking                                                         (8,049)                 (3,561)
Proceeds from disposition of assets                                                      -                   9,710
Expenditure for purchase of Ugland Nordic Shipping ASA (net of cash
    acquired of $26,605)                                                          (176,453)                      -
Acquisition costs related to purchase of Ugland Nordic Shipping ASA                   (888)                      -
Acquisition costs related to purchase of Bona Shipholding Ltd.                         (20)                 (2,127)
Proceeds from disposition of available-for-sale securities                          14,618                       -
Purchases of available-for-sale securities                                               -                 (10,878)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from investing activities                                           (285,323)                (41,922)
-------------------------------------------------------------------------- ----------------------- -----------------------

Increase (decrease) in cash and cash equivalents                                   122,922                 (94,204)
Cash and cash equivalents, beginning of the period                                 181,300                 220,327
-------------------------------------------------------------------------- ----------------------- -----------------------

Cash and cash equivalents, end of the period                                       304,222                 126,123
-------------------------------------------------------------------------- ----------------------- -----------------------

  The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands of U.S. dollars)

                                                                                      Accumulated
                                                                                         Other
                                                                                        Compre-
                                                   Thousands                            hensive       Compre-           Total
                                                   of Common    Common    Retained       Income       hensive        Stockholders'
                                                    Shares       Stock    Earnings       (Loss)       Income           Equity
                                                       #           $          $             $            $                $
------------------------------------------------- ------------ ---------- ---------- -------------- ------------ ---------------

Balance as at December 31, 2000                      39,145    452,808     641,149        4,555                     1,098,512
------------------------------------------------- ------------ ---------- ---------- -------------- ------------ ---------------

Net income                                                                 240,929                     240,929        240,929
Other comprehensive income:
  Unrealized loss on available-for-sale securities
    (note 3)                                                                             (3,565)        (3,565)        (3,565)
  Reclassification adjustment for gain on
    available-for-sale securities included in net income
    (note 3)                                                                             (4,427)        (4,427)        (4,427)
  Cumulative effect of accounting change (note 11)                                        4,155          4,155          4,155
  Unrealized loss on derivative instruments
    (note 11)                                                                            (2,717)        (2,717)        (2,717)
  Reclassification adjustment for gain on
    derivative instruments (note 11)                                                       (657)          (657)          (657)
                                                                                                    ------------
Comprehensive income                                                                                   233,718
                                                                                                    ------------
Adjustment for equity income on step
    acquisition (note 2)                                                       198                                        198
Dividends declared                                                         (16,898)                                   (16,898)
Reinvested dividends                                      1           4                                                     4
Exercise of stock options                               904      20,323                                                20,323
------------------------------------------------- ------------ ---------- ---------- -------------- ------------ ---------------

Balance as at June 30, 2001 (unaudited)              40,050     473,135    865,378       (2,656)                    1,335,857
------------------------------------------------- ------------ ---------- ---------- -------------- ------------ ---------------

  The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at June 30, 2001 and for the Three- and Six-Month Periods
Ended June 30, 2001 and 2000 is unaudited)

1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. They include the accounts of Teekay Shipping Corporation (“Teekay”), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (the “Company”). Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2000. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows, and changes in stockholders’ equity for the interim periods presented. The results of operations for the three- and six-month periods ended June 30, 2001 are not necessarily indicative of those for a full fiscal year.

2. Acquisition of Ugland Nordic Shipping ASA

As of June 30, 2001, Teekay had purchased 100% of the issued and outstanding shares of Ugland Nordic Shipping ASA (“UNS”) (nine percent of which was purchased in fiscal 2000 and 56% of which was purchased in the three-month period ended March 31, 2001), for $222.8 million cash, including estimated transaction expenses of approximately $7 million, or at an average price of Norwegian Kroner 136 per share. UNS controls a modern fleet of 18 shuttle tankers (including three newbuildings) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities.

The acquisition of UNS has been accounted for using the purchase method of accounting, based upon preliminary estimates of fair value. UNS’ operating results are reflected in these financial statements commencing March 6, 2001, the date Teekay acquired control. Equity income related to the Company’s nine percent interest in UNS up to December 31, 2000 has been credited as an adjustment to retained earnings. Teekay’s interest in UNS for the period from January 1, 2001 to March 5, 2001 has been included in equity income for the corresponding period.

The following table shows comparative summarized consolidated pro forma financial information for the six-month periods ended June 30, 2001 and 2000 and gives effect to the acquisition of 100% of the outstanding shares in UNS as if it had taken place January 1, 2000:

                                                                                              Pro Forma
                                                                                              Six Months
                                                                                            Ended June 30,
                                                                                         2001            2000
                                                                                          $               $
          ------------------------------------------------------------------------- --------------- ---------------
          Net voyage revenues                                                           475,237         294,713
          Net income                                                                    240,925          60,836
          Net income per common share
          - basic                                                                          6.10            1.60
          - diluted                                                                        5.95            1.57
          ------------------------------------------------------------------------- --------------- ---------------

3. Marketable Securities

The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders’ equity.

4. Goodwill

Goodwill acquired as a result of the acquisition of UNS (see Note 2) is amortized over 20 years using the straight-line method. Management periodically reviews goodwill for permanent diminution in value. As at June 30, 2001, goodwill is net of accumulated amortization of $1.2 million.

5. Cash Flows

Cash interest paid during the six-month periods ended June 30, 2001 and 2000 totalled approximately $35.2 million and $39.7 million, respectively.

6. Income Taxes

The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. Teekay’s Australian ship-owning subsidiaries and Norwegian subsidiary UNS are subject to income taxes (see Note 10). Included in other long-term liabilities are deferred income taxes of $34.4 million at June 30, 2001 and $4.2 million at December 31, 2000. The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, ” Accounting for Income Taxes”.

7. Long-Term Debt

                                                                                  June 30,          December 31,
                                                                                    2001                2000
                                                                                      $                   $
                                                                             -------------------- ------------------

         Revolving Credit Facilities........................................       310,098              415,800
         First Preferred Ship Mortgage Notes (8.32%)
           due through 2008.................................................       167,229              189,274
         Term Loans due through 2009 .......................................       450,654              192,410
         Senior Notes (8.875%) due July 15, 2011 ...........................       250,000                    -
                                                                             -------------------- ------------------
                                                                                 1,177,981              797,484
         Less current portion...............................................        93,118               72,170
                                                                             -------------------- ------------------
                                                                                 1,084,863              725,314
                                                                             ==================== ==================

The Company has two long-term Revolving Credit Facilities (the “Revolvers”) available which, as at June 30, 2001, provided for borrowings of up to $537.0 million. Interest payments are based on LIBOR (June 30, 2001: 3.84%; December 31, 2000: 6.40%) plus a margin depending on the financial leverage of the Company; at June 30, 2001 and December 31, 2000, the margins ranged between 0.50% and 0.85%. The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The Revolvers are collaterized by first priority mortgages granted on 33 of the Company’s vessels, together with certain other related collateral, and a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the “8.32% Notes”) are collaterized by first preferred mortgages on seven of the Company’s Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. As at June 30, 2001, the fair value of these net assets approximated $233.9 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these consolidated financial statements.

The Company has several term loans outstanding, which, as at June 30, 2001, totalled $450.7 million. Interest payments are based on LIBOR plus a margin. As at June 30, 2001, the margins ranged between 0.50% and 1.5%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay. Term loans of UNS are not guaranteed by Teekay.

The 8.875% Senior Notes due July 15, 2011, (the “8.875% Notes”) rank equally in right of payment with all of the Company’s existing and future senior unsecured debt and senior to the Company’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future debt and other liabilities of its subsidiaries.

8. Capital Stock

The authorized capital stock of Teekay at June 30, 2001 is 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at June 30, 2001, Teekay had 40,049,727 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

As at June 30, 2001, Teekay had reserved 4,007,219 shares of Common Stock for issuance upon exercise of options granted pursuant to its 1995 Stock Option Plan. As at June 30, 2001, options to purchase a total of 2,779,635 shares of Teekay’s Common Stock were outstanding, of which 1,101,904 options were then exercisable at prices ranging from $16.875 to $33.50 per share and a weighted average exercise price of $23.50 per share. The remaining outstanding options have exercise prices ranging from $16.875 to $41.19 per share and a weighted average exercise price of $27.86 per share. All outstanding options expire between July 19, 2005 and March 15, 2011, ten years after the date of each respective grant.

The Company’s basic earnings per share is based upon the following weighted average number of common shares outstanding: 39,807,935 shares and 39,520,392 shares for the three- and six-month periods ended June 30, 2001; and 38,205,775 shares and 38,137,694 shares for the three- and six-month periods ended June 30, 2000. Diluted earnings per share is based upon the following weighted average number of common shares outstanding adjusted for the effect of dilution: 40,941,121 shares and 40,512,712 shares for the three- and six-month periods ended June 30, 2001; and 39,254,441 shares and 38,744,309 shares for the three- and six-month periods ended June 30, 2000.

9. Commitments and Contingencies

As at June 30, 2001, UNS was committed to the construction of three newbuilding shuttle tankers, having an aggregate cost of $160.8 million. The newbuilding vessels are scheduled for delivery between December 2002 and September 2003. As of June 30, 2001, there have been payments made towards these commitments of $54.8 million and long-term financing arrangements exist for $71.1 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $34.9 million through either debt borrowings or surplus cash balances, or a combination thereof. The remaining payments required to be made under these newbuilding contracts are as follows: $9.6 million in 2001, $43.3 million in 2002 and $53.1 million in 2003.

Certain subsidiaries of Teekay have guaranteed its share of the outstanding mortgage debt in the joint venture companies Soponata-Teekay Limited, P/R Stena Ugland Shuttletankers I DA, P/R Stena Ugland Shuttletankers II DA, and P/R Stena Ugland Shuttletankers III DA, which are 50%-owned by these subsidiaries. As of June 30, 2001, these subsidiaries have guaranteed $115.3 million of such debt, or 50% of the total $230.6 million in outstanding mortgage debt of the joint venture companies. These joint venture companies own six vessels (one Aframax, two Suezmax, and three shuttle tankers).

On April 25, 2001, Soponata-Teekay Limited, a joint venture in which the Company owns a 50% interest entered into an agreement to sell its three vessels. The vessels are scheduled for delivery between July 26, 2001 and August 10, 2001.

10. Other Income (Loss)

                                                                        Three Months Ended         Six Months Ended
                                                                       June 30,     June 30,     June 30,    June 30,
                                                                         2001         2000         2001        2000
                                                                          $             $           $           $
                                                                     ------------- ------------ ----------- -----------
         Loss on disposition of vessels and equipment...............          -             -           -      (1,004)
         Gain (loss) on disposition of available-for-sale securities       (229)            -       1,944           -
         Equity income from joint venture...........................      2,601         1,193       5,394       2,012
         Future income taxes........................................     (2,419)         (500)     (3,090)     (1,000)
         Miscellaneous..............................................      1,179            92      (2,180)       (315)
                                                                          -----    -----------     -------    --------
                                                                          1,132           785       2,068        (307)
                                                                          =====     =========       =====     ========

11. Derivatives Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes new standards for recording derivatives in interim and annual financial statements. This statement requires the recording of all derivative instruments as assets or liabilities, measured at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized into income. The ineffective portion of a derivative’s change in fair value will be immediately recognized into income. SFAS 133, as amended by Statements of Financial Accounting Standards No. 137 and No. 138, is effective for fiscal years beginning after June 15, 2000.

The Company adopted SFAS 133 on January 1, 2001. The Company recognized the fair value of its derivatives as assets of $2.2 million and liabilities of $1.3 million on its consolidated balance sheet as of January 1, 2001. These amounts were recorded as a cumulative effect of an accounting change as an adjustment to stockholders’ equity through other comprehensive income. There was no impact on net income. In addition, a deferred gain of $3.2 million on unwound interest rate swap agreements presented as other long-term liabilities at December 31, 2000, was reclassified to accumulated other comprehensive income and will be recognized into earnings over the hedged term of the debt.

The Company only used derivatives for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates and the effect of these strategies on the Company’s financial statements. The Company has a foreign currency cash flow hedging program to protect against the increase in cost of certain forecasted foreign currency cash flows resulting from voyage, vessel operating, drydocking and general and administrative expenditures that have been forecasted to occur over the next three years. The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts. As at June 30, 2001, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 100.0 million, Singapore Dollars 8.8 million, Norwegian Kroner 122.3 million, Canadian Dollars 39.6 million and Euros 4.9 million for U.S. Dollars, at an average rate of Japanese Yen 122.91 per U.S. Dollar, Singapore Dollar 1.74 per U.S. Dollar, Norwegian Kroner 9.51 per U.S. Dollar, Canadian Dollar 1.54 per U.S. Dollar and Euros 1.09 per U.S. Dollar, respectively.

As at June 30, 2001, the Company was committed to a series of interest rate swap agreements whereby $145.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having a weighted average remaining term of 1.1 years, expiring between December 2001 and May 2004. These agreements effectively change the Company’s interest rate exposure on $145.0 million of debt from a floating LIBOR rate to a weighted average fixed rate of 6.46%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

During the six-month period ended June 30, 2001, the Company recognized a net loss of $0.1 million relating to the ineffective portion of its interest rate swap agreements. The ineffective portion of the interest rate swap agreements is presented as interest expense.

As at June 30, 2001, the Company estimates, based on current foreign exchange and interest rates, that it will reclassify approximately $0.5 million of income on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months due to actual voyage, vessel operating, drydocking and general and administrative expenditures and the payment of interest expense associated with the floating-rate debt.

12. Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, which establishes new standards for accounting for goodwill and other intangible assets. SFAS 142 requires that goodwill and indefinite lived intangible assets no longer be amortized but reviewed annually for impairment, or more frequently if impairment indicators arise. This statement is effective for existing goodwill beginning with fiscal years starting after December 15, 2001. Based upon the Company’s goodwill at June 30, 2001, the Company estimates that adoption of SFAS 142 will result in an annual increase in net income of approximately $4.5 million.

13. Subsequent Events

On August 1, 2001, the Company entered into an agreement under which it will assume the contracts for the construction of three Suezmax and two Aframax tankers scheduled for delivery in 2003, at a total cost of approximately $250 million. Approximately $48 million of this cost will be paid in August 2001 as reimbursement for installments already made under the shipbuilding contracts. The remaining balance of the installments and delivery payments on the vessels are due in 2003 and it is the Company’s intention to finance the remaining unpaid amounts through either debt borrowings or surplus cash balances, or a combination thereof. Upon delivery, the vessels will be time-chartered back to the seller for a minimum of 12 years each, with options to extend these time-charters for up to an additional six years.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                                  Three Months Ended June 30, 2001
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -         8,879          243,770       (38,828)         213,821
Operating expenses                                2,695         8,313          131,301       (38,828)         103,481
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (2,695)          566          112,469              -         110,340

Net interest expense                             (3,217)            -          (12,014)             -         (15,231)
Equity in net income of subsidiaries            103,130             -                -      (103,130)               -
Other (loss) income                                (977)        1,663              446              -           1,132
                                           -------------------------------------------------------------------------------
Net income                                       96,241         2,229          100,901      (103,130)          96,241
Retained earnings (deficit), beginning of
   the period                                   777,618       (18,928)         818,886      (799,958)         777,618
Dividends declared                               (8,481)            -                -              -          (8,481)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
   period                                       865,378       (16,699)         919,787      (903,088)         865,378
                                           ===============================================================================

                                                                  Three Months Ended June 30, 2000
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                 -           8,623        183,916        (49,919)          142,620
Operating expenses                                125           7,797        117,086        (43,488)           81,520
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (125)            826         66,830         (6,431)           61,100

Net interest income (expense)                  (4,937)              -        (10,200)            (1)          (15,138)
Equity in net income of subsidiaries           51,123               -              -        (51,123)                -
Other income                                      686               -             98              1               785
                                           -------------------------------------------------------------------------------
Net income                                     46,747             826         56,728        (57,554)           46,747
Retained earnings (deficit), beginning of
   the period                                 415,886         (27,599)       399,423       (371,824)          415,886
Dividends declared                             (8,217)              -              -              -            (8,217)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
   period                                     454,416         (26,773)       456,151       (429,378)          454,416
                                           ===============================================================================

  (See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                                   Six Months Ended June 30, 2001
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                 -          17,660        520,304          (78,987)        458,977
Operating expenses                              5,488          17,053        249,348          (78,987)        192,902
                                           -------------------------------------------------------------------------------
   Loss income from vessel operations          (5,488)            607        270,956                -         266,075

Net interest expense                           (5,963)              -        (21,251)               -         (27,214)
Equity in net income of subsidiaries          250,988               -              -         (250,988)              -
Other income (loss)                             1,392           1,663           (987)               -           2,068
                                           -------------------------------------------------------------------------------
Net income                                    240,929           2,270        248,718         (250,988)        240,929
Retained earnings (deficit), beginning of
   the period                                 641,149         (18,969)       671,069         (652,100)        641,149
Adjustment for equity income on step
   acquisition                                    198               -              -                -             198
Dividends declared                            (16,898)              -              -                -         (16,898)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
   period                                     865,378         (16,699)       919,787         (903,088)        865,378
                                           ===============================================================================

                                                                   Six Months Ended June 30, 2000
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                 -          17,880        331,804        (86,997)          262,687
Operating expenses                                267          15,749        221,808        (74,005)          163,819
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (267)          2,131        109,996        (12,992)           98,868

Net interest income (expense)                  (9,699)             46        (22,222)             -           (31,875)
Equity in net income of subsidiaries           75,966               -              -        (75,966)                -
Other income (loss)                               686               -           (993)             -              (307)
                                           -------------------------------------------------------------------------------
Net income                                     66,686           2,177         86,781        (88,958)           66,686
Retained earnings (deficit), beginning of
   the period                                 404,130         (28,950)       369,370       (340,420)          404,130
Dividends declared                            (16,400)              -              -              -           (16,400)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
   period                                     454,416         (26,773)       456,151       (429,378)          454,416
                                           ===============================================================================

  (See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)
(unaudited)

                                                                   Six Months Ended June 30, 2001
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------

Net income                                      240,929             607         250,381         (250,988)        240,929

Other comprehensive income

     Unrealized loss on
        available-for-sale securities                 -               -          (3,565)               -          (3,565)
     Reclassification adjustment for
        gain on available-for-sale
        securities included in net income             -               -          (4,427)               -          (4,427)

     Cumulative effect of accounting change           -               -           4,155                -           4,155

     Unrealized loss on derivative instruments        -               -          (2,717)               -          (2,717)
     Reclassification adjustment for
        gain on derivative instruments                -               -            (657)               -            (657)
                                          ----------------- -------------- ---------------- --------------- ----------------
Comprehensive income                            240,929             607         243,170         (250,988)        233,718
                                          ================= ============== ================ =============== ================

                                                                   Six Months Ended June 30, 2000
                                          ----------------- -------------- ---------------- --------------- ----------------
                                                             8.32% Notes                                        Teekay
                                               Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries    Subsidiaries     Eliminations   & Subsidiaries
                                                 $                $               $               $                $
                                          ----------------- -------------- ---------------- --------------- ----------------

Net income                                       66,686           2,177          86,781          (88,958)         66,686
Other comprehensive income                            -               -               -                -               -
                                          ----------------- -------------- ---------------- --------------- ----------------
Comprehensive income                             66,686           2,177          86,781          (88,958)         66,686
                                          ================= ============== ================ =============== ================

  (See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)
(unaudited)

                                                                        As at June 30, 2001
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                          Teekay Shipping    Guarantor    Non-Guarantor                    Shipping Corp.
                                               Corp.       Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                 $               $              $                $               $
                                          ---------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                           58               -         304,164               -           304,222
Other current assets                             1,109             750         201,117         (96,000)          106,976
                                          ---------------------------------------------------------------------------------
     Total current assets                        1,167             750         505,281         (96,000)          411,198
Vessels and equipment (net)                          -         272,314       1,756,255               -         2,028,569
Advances due from subsidiaries                 293,182               -               -        (293,182)                -
Other assets (principally marketable
     securities and investments in
     subsidiaries)                           1,469,322               -          57,557      (1,469,322)           57,557
Investment in joint venture                          -               -          46,516               -            46,516
Goodwill                                             -               -          89,361               -            89,361
                                          ---------------------------------------------------------------------------------
                                             1,763,671         273,064       2,454,970      (1,858,504)        2,633,201
                                          =================================================================================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                              7,929           1,363         242,338         (96,000)          155,630
Long-term debt                                 417,229               -         705,745               -         1,122,974
Due to (from) affiliates                             -         (80,930)        428,307        (347,377)                -
                                          ---------------------------------------------------------------------------------
     Total liabilities                         425,158         (79,567)      1,376,390        (443,377)        1,278,604
                                          ---------------------------------------------------------------------------------
Minority Interest                                    -               -          18,740               -            18,740
Stockholders' Equity
Capital stock                                  473,135              23           5,943          (5,966)          473,135
Contributed capital                                  -         369,307         136,766        (506,073)                -
Retained earnings (deficit)                    865,378         (16,699)        919,787        (903,088)          865,378
Accumulated other comprehensive loss                 -               -          (2,656)              -            (2,656)
                                          ---------------------------------------------------------------------------------
     Total stockholders' equity              1,338,513         352,631       1,059,840      (1,415,127)        1,335,857
                                          ---------------------------------------------------------------------------------
                                             1,763,671         273,064       2,454,970      (1,858,504)        2,633,201
                                          =================================================================================

                                                                       As at December 31, 2000
                                           --------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                               Teekay        Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                  $              $               $               $                $
                                           ---------------- ------------- ---------------- --------------- ----------------
ASSETS
Cash and cash equivalents                              294          -            181,006             -           181,300
Other current assets                                    45        725            209,425       (96,000)          114,195
                                           ---------------- ------------- ---------------- --------------- ----------------
     Total current assets                              339        725            390,431       (96,000)          295,495
Vessels and equipment (net)                              -    281,377          1,326,339             -         1,607,716
Advances due from subsidiaries                      58,068          -                  -       (58,068)                -
Other assets (principally marketable
     securities and investments in
     subsidiaries)                               1,229,756          -             50,414    (1,229,756)           50,414
Investment in joint venture                              -          -             20,474             -            20,474
                                           ---------------- ------------- ---------------- --------------- ----------------
                                                 1,288,163    282,102          1,787,658    (1,383,824)        1,974,099
                                           ================ ============= ================ =============== ================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                                  4,932      1,371            228,032       (96,000)          138,335
Long-term debt                                     189,274          -            543,408             -           732,682
Due to (from) affiliates                                 -    (69,630)           193,315      (123,685)                -
                                           ---------------- ------------- ---------------- --------------- ----------------
     Total liabilities                             194,206    (68,259)           964,755      (219,685)          871,017
                                           ---------------- ------------- ---------------- --------------- ----------------
Minority Interest                                        -          -              4,570             -             4,570
Stockholders' Equity
Capital stock                                      452,808         23              5,943        (5,966)          452,808
Contributed capital                                      -    369,307            136,766      (506,073)                -
Retained earnings (deficit)                        641,149    (18,969)           671,069      (652,100)          641,149
Accumulated other comprehensive income                   -          -              4,555             -             4,555
                                           ---------------- ------------- ---------------- --------------- ----------------
     Total stockholders' equity                  1,093,957    350,361            818,333    (1,164,139)        1,098,512
                                           ---------------- ------------- ---------------- --------------- ----------------
                                                 1,288,163    282,102          1,787,658    (1,383,824)        1,974,099
                                           ================ ============= ================ =============== ================

  (See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(unaudited)

                                                                          Six Months Ended June 30, 2001
                                                     -------------------------------------------------------------------------
                                                        Teekay       8.32% Notes                                   Teekay
                                                       Shipping       Guarantor    Non-Guarantor                Shipping Corp.
                                                         Corp.       Subsidiaries   Subsidiaries  Eliminations & Subsidiaries
                                                           $              $              $              $             $
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from operating activities              3,296         11,676         279,732          -          294,704
                                                     -------------- --------------- ------------- ------------ ---------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                        245,233              -         284,500          -         529,733
Scheduled repayments of long-term debt                        -              -         (40,886)         -         (40,886)
Prepayments of long-term debt                           (22,045)             -        (356,690)         -        (378,735)
Other                                                  (226,918)       (11,301)        241,648          -           3,429
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from financing activities             (3,730)       (11,301)        128,572          -         113,541
                                                     -------------- --------------- ------------- ------------ ---------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                        -           (376)       (122,204)         -        (122,580)
Expenditure for the purchase of Ugland Nordic
     Shipping ASA                                           198              -        (176,651)         -        (176,453)
Other                                                         -              1          13,709          -          13,710
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from investing activities                198           (375)       (285,146)         -        (285,323)
                                                     -------------- --------------- ------------- ------------ ---------------
Increase (decrease) in cash and cash equivalents           (236)             -         123,158          -         122,922
Cash and cash equivalents, beginning of the period          294              -         181,006          -         181,300
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents, end of the period                 58              -         304,164          -         304,222
                                                     ============== =============== ============= ============ ===============

                                                                      Six Months Ended June 30, 2000
                                               -----------------------------------------------------------------------------
                                                                  8.32% Notes                                   Teekay
                                                    Teekay         Guarantor    Non-Guarantor               Shipping Corp.
                                                Shipping Corp.   Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                      $                $             $             $               $
                                               ----------------- -------------- ------------- ------------- ----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                               ----------------- -------------- ------------- ------------- ----------------
     Net cash flow from operating activities          (9,662)        10,301        111,331         -            111,970
                                               ----------------- -------------- ------------- ------------- ----------------
FINANCING ACTIVITIES
Proceeds from long-term debt                               -              -         11,000         -             11,000
Repayments of long-term debt                               -              -        (16,861)        -            (16,861)
Prepayments of long-term debt                        (35,726)             -       (110,000)        -           (145,726)
Other                                                 45,230        (48,210)        (9,685)        -            (12,665)
                                               ----------------- -------------- ------------- ------------- ----------------
     Net cash flow from financing activities           9,504        (48,210)      (125,546)        -           (164,252)
                                               ----------------- -------------- ------------- ------------- ----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                     -           (151)       (38,476)        -            (38,627)
Proceeds from disposition of assets                        -              -          9,710         -              9,710
Acquisition costs related to purchase of Bona
     Shipholding Ltd.                                      -              -         (2,127)        -             (2,127)
Other                                                      -              -        (10,878)        -            (10,878)
                                               ----------------- -------------- ------------- ------------- ----------------
     Net cash flow from investing activities               -           (151)       (41,771)        -            (41,922)
                                               ----------------- -------------- ------------- ------------- ----------------
Decrease in cash and cash equivalents                   (158)       (38,060)       (55,986)        -            (94,204)
Cash and cash equivalents, beginning of the period       210         39,652        180,465         -            220,327
                                               ----------------- -------------- ------------- ------------- ----------------
Cash and cash equivalents, end of the period              52          1,592        124,479         -            126,123
                                               ================= ============== ============= ============= ================

  (See Note 7)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
JUNE 30, 2001
PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. At June 30, 2001, the Company’s fleet consisted of 95 vessels (including three newbuildings, seven vessels time-chartered-in, six vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 9.6 million tonnes.

During the six months ended June 30, 2001, approximately 60% of the Company’s net voyage revenues were derived from spot voyages. The balance of the Company’s revenue is generated by two other modes of employment: time-charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment (“COAs”), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time. In the six months ended June 30, 2001, approximately 24% of net voyage revenues were generated by time-charters and COAs priced on a spot market basis. In aggregate, approximately 84% of the Company’s net voyage revenues during the six months ended June 30, 2001 were derived from spot voyages or time-charters and COAs priced on a spot market basis, with the remaining 16% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company’s revenues, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Acquisition of Ugland Nordic Shipping ASA

During the three-month period ended June 30, 2001, the Company completed the acquisition of 100% of UNS, by acquiring the remaining 36% for $79.3 million.

UNS is the world’s largest owner of shuttle tankers, controlling a modern fleet of 18 vessels (including three newbuildings) (the “UNS Fleet”) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities. The UNS Fleet has an average age of approximately 8.5 years, excluding the three newbuildings, and operates primarily in the North Sea under fixed-rate long-term contracts. In addition, as of June 30, 2001, UNS owned approximately 13.8% of the publicly traded company Nordic American Tankers Shipping Ltd. (AMEX: NAT) (“NAT”), the owner of three Suezmax tankers on a long-term contract to BP Shipping.

For the year ended December 31, 2000, UNS earned net voyage revenues of $69.1 million, resulting in income from vessel operations of $23.8 million and net income of $15.4 million. These amounts reflect the conversion from accounting principles generally accepted in Norway to accounting principles generally accepted in the United States. The operating results of UNS have been consolidated in the Company’s financial statements commencing March 6, 2001, the effective date that the Company acquired a majority interest in UNS. Minority interest expense, which is included as part of other income (loss), has been recorded to reflect the minority shareholders’ share of UNS’ net income for the period from March 6, 2001 to April 26, 2001, the effective date the Company acquired the remaining shares in UNS.

Since the majority of UNS’ revenues are derived from fixed-rate long-term contracts, the percentage of the Company’s fleet that will be dependent on the spot tanker market is expected to decline. Giving effect to the acquisition of UNS as if it had occurred on January 1, 2001, the Company would have derived 18% of its pro forma net voyage revenues from fixed-rate time-charters and COAs during the six months ended June 30, 2001, compared to 11% when excluding UNS.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of “time- charter equivalent” (or “TCE”) rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenues and TCE rates.

TCE rates are dependent on oil production levels, oil consumption growth, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of the Company’s dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company’s revenues and earnings.

Quarter Ended June 30, 2001 versus Quarter Ended June 30, 2000

Average Aframax TCE rates increased in the second quarter of 2001, compared to the second quarter of 2000, due to increased demand for modern tankers, arising from increased oil demand and discrimination against older tankers by charterers.

During the quarter ended June 30, 2001, OPEC cut oil production in response to the seasonal reduction in crude oil demand which typically occurs during the second quarter. This reduced the demand for tankers and caused Aframax tanker charter rates to decline during the quarter, from the higher levels experienced during the most recent winter.

The Company’s average fleet size was 19.4% larger in the quarter ended June 30, 2001, compared to the same quarter one year ago, due mainly to the acquisition of UNS in March 2001.

Income from Vessel Operations

Net voyage revenues increased 49.9% to $213.8 million in the quarter ended June 30, 2001, compared to $142.6 million for the same quarter last year. This is a result of the increase in fleet size and a 29.7% increase in the Company’s average TCE rate to $29,658 in the quarter ended June 30, 2001, from $22,872 in the same quarter last year.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, increased 13.1% to $39.3 million in the quarter ended June 30, 2001, from $34.7 million in the same quarter last year, primarily as a result of the increase in fleet size due mainly to the acquisition of UNS.

Time-charter hire expense increased 24.6% to $16.3 million in the quarter ended June 30, 2001, from $13.1 million in the same quarter last year, primarily due to an increase in the average TCE rates earned in the oil/bulk/ore (“O/B/O”) pool, which is managed by the Company, and an increase in the average number of vessels time-chartered in by the Company. The minority participants’ share of the O/B/O pool’s net voyage revenues, which is reflected as a time-charter hire expense, was $7.0 million for the quarter ended June 30, 2001, compared to $5.7 million for the quarter ended June 30, 2000. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was six in the quarter ended June 30, 2001, compared to five in the same quarter last year.

Depreciation and amortization expense increased 46.6% to $36.1 million in the quarter ended June 30, 2001, from $24.6 million in the same quarter last year, mainly due to the acquisition of UNS, which resulted in an increase in the average size of the Company’s owned fleet as well as an increase in the average cost base of the fleet, and an increase in drydock amortization expense. Depreciation and amortization expense included amortization of drydocking costs of $3.5 million in the quarter ended June 30, 2001, compared to $2.1 million in the same quarter last year.

General and administrative expenses increased 29.8% to $11.8 million in the quarter ended June 30, 2001, from $9.1 million in the same quarter last year, primarily as a result of the acquisition of UNS.

Other Items

Interest expense decreased 6.2% to $18.1 million in the quarter ended June 30, 2001 from $19.3 million in the same quarter last year, reflecting lower interest rates partially offset by the additional debt assumed as part of the UNS acquisition.

Interest income decreased 31.1 % to $2.8 million in the quarter ended June 30, 2001, compared to $4.1 million in the same quarter last year, mainly as a result of lower interest rates and lower average cash balances.

Other income of $1.1 million in the quarter ended June 30, 2001, was comprised primarily of equity income from joint ventures, dividend income from NAT, and foreign exchange gains partially offset by the loss on the disposition of marketable securities, minority interest expense, and income tax expense. Other income for the quarter ended June 30, 2000 was $0.8 million, which was comprised mainly of equity income from a joint venture partially offset by income tax expense.

The Company’s net income was $96.2 million in the quarter ended June 30, 2001 compared to net income of $46.7 million in the quarter ended June 30, 2000, due mainly to the improvement in Aframax TCE rates.

Six Months Ended June 30, 2001 versus Six Months Ended June 30, 2000

The Company’s average fleet size was 8.7% greater in the six months ended June 30, 2001, compared to the same period one year ago, due mainly to the acquisition of UNS in March 2001.

Income from Vessel Operations

Net voyage revenues increased 74.7% to $459.0 million in the current period compared to $262.7 million for the same period last year. This is a result of the increase in fleet size and a 65.0% increase in the Company’s average TCE rate to $34,290 in the six months ended June 30, 2001, from $20,781 in the same period last year.

Vessel operating expenses increased 5.3% to $73.2 million in the six months ended June 30, 2001, from $69.5 million in the same period last year, primarily as a result of the increase in fleet size.

Time-charter hire expense increased 28.6% to $33.5 million in the six months ended June 30, 2001, from $26.1 million in the same period last year, primarily due to an increase in the average TCE rates earned in the O/B/O pool managed by the Company, and an increase in the average number of vessels time-charted in by the Company. The minority participants’ share of the O/B/O pool’s net voyage revenues was $16.4 million for the six months ended June 30, 2001, compared to $11.2 million for the same period last year. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was six in the six months ended June 30, 2001, compared to five from the same period last year.

Depreciation and amortization expense increased 28.1% to $63.6 million in the six months ended June 30, 2001, from $49.7 million in the same period last year, mainly due to the acquisition of UNS, which resulted in an increase in the average size of the Company’s owned fleet as well as an increase in the average cost base of the fleet, and an increase in drydock amortization expense. Depreciation and amortization expense included amortization of drydocking costs of $6.5 million in the six months ended June 30, 2001, compared to $4.3 million in the same period last year.

General and administrative expenses increased 21.6% to $22.6 million in the six months ended June 30, 2001, from $18.6 million in the same period last year, primarily as a result of the acquisition of UNS and the payment of senior management bonuses in the first quarter of 2001.

Other Items

Interest expense decreased 16.3% to $32.9 million in the six months ended June 30, 2001, from $39.3 million in the same period last year, reflecting lower interest rates, partially offset by the additional debt assumed as part of the UNS acquisition.

Interest income decreased 23.5% to $5.7 million in the six months ended June 30, 2001, compared to $7.4 million in the same period last year, mainly as a result of lower interest rates.

Other income of $2.1 million in the six months ended June 30, 2001, was comprised of equity income from joint ventures, dividend income from NAT, and gain on the disposition of marketable securities, partially offset by minority interest expense, foreign exchange losses and income tax expense. Other loss for the six months ended June 30, 2000 was $0.3 million, which was primarily the result of a loss on the disposition of vessels and income tax expense, partially offset by equity income for a joint venture.

The Company’s net income for the six months ended June 30, 2001 was $240.9 million, compared to $66.7 million, for the same period last year, due mainly to the improvement in Aframax TCE rates.

The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day:

------------------------------------------------------------ ------------------------------ ---------------------------
                                                                  Three Months Ended             Six Months Ended
                                                                        June 30                      June 30
                                                                 2001            2000           2001          2000
------------------------------------------------------------ -- ---------- -- ------------- --- ---------- -- ---------
International Tanker Fleet (excluding O/B/O Fleet,
   UNS Fleet and Australian crewed vessels):
Average number of ships                                               60            59                59            60
Total calendar ship-days                                           5,466         5,370            10,717        10,901
Revenue-generating ship-days (A)                                   5,043         5,125             9,966        10,378
Net voyage revenue before commissions (B) (000's)            $   164,125   $   120,730       $   379,366   $   220,621
------------------------------------------------------------ -- ---------- -- ------------- --- ----------    ---------
TCE (B/A)                                                    $    32,545   $    23,557       $    38,066   $    21,259
------------------------------------------------------------ -- ---------- -- ------------- --- ---------- -- ---------
Operating results per calendar ship-day:
    Net voyage revenue                                       $    29,122   $    21,815       $    34,378   $    19,634
    Vessel operating expense                                       5,263         5,382             5,285         5,298
    General and administrative expense                             1,579         1,402             1,613         1,420
    Drydocking expense                                               446           400               493           411
------------------------------------------------------------ -- ---------- -- ------------- --- ---------- -- ---------
Operating cash flow per calendar ship-day                    $    21,834   $    14,631       $    26,987   $    12,505
------------------------------------------------------------ -- ---------- -- ------------- --- ---------- -- ---------
Oil/Bulk/Ore ("OBO") Fleet:
  Total calendar ship-days                                           728           728             1,448         1,456
  Operating cash flow per calendar ship-day                  $     7,821   $     6,843       $     8,128   $     5,109
------------------------------------------------------------ -- ---------- -- ------------- --- ---------- -- ---------
UNS Fleet:
  Total calendar ship-days                                         1,086             -             1,262             -
  Operating cash flow per calendar ship-day                  $    15,884   $         -       $    16,179   $         -
------------------------------------------------------------ -- ---------- -- ------------- --- ---------- -- ---------
Australian Fleet:
  Total calendar ship-days                                           436           364               796           728
  Operating cash flow per calendar ship-day                  $    14,799   $    13,590       $    14,553   $    13,947
------------------------------------------------------------ -- ---------- -- ------------- --- ---------- -- ---------
Total Fleet:
  Total calendar ship-days                                         7,716         6,462            14,223        13,085
  Operating cash flow per calendar ship-day                  $    19,258   $    13,671       $    23,394   $    11,738
------------------------------------------------------------ -- ---------- -- ------------- --- ---------- -- ---------

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2001, the Company’s total liquidity, which includes cash, short-term marketable securities and undrawn borrowings, was $538.3 million, up from $339.4 million as at December 31, 2000, mainly as a result of the cash flow from operating activities earned during the six-month period ended June 30, 2001, net proceeds from the issuance of $250.0 million of the Company’s 8.875% senior unsecured Notes due 2011 (the “8.875% Notes“) of which $125.0 million was used to prepay certain outstanding secured debt in July 2001, partially offset by $176.5 million in cash used to purchase the UNS shares (net of $26.6 million in cash acquired from UNS).

Net cash flow from operating activities increased to $294.7 million in the six months ended June 30, 2001, from $112.0 million in the same period last year, mainly reflecting the increase in TCE rates and increased fleet size as a result of the UNS acquisition.

Scheduled debt repayments were $40.9 million during the six months ended June 30, 2001, compared to $16.9 million during the same period last year. Debt prepayments during the six months ended June 30, 2001 totalled $378.7 million. Of this, $191.0 million was used to reduce the Company’s two long-term Revolving Credit Facilities (the “Revolvers”), $165.7 million was used to reduce several of the Company’s term loans, and the remaining $22.0 million was used to prepay a portion of the Company’s 8.32% First Preferred Ship Mortgage Notes (the “8.32% Notes“). Debt prepayments during the six months ended June 30, 2000 totalled $145.7 million.

As at June 30, 2001, the Company’s total debt was $1,178.0 million, compared to $797.5 million as at December 31, 2000. The Company’s Revolvers provided for borrowings of up to $537.0 million as at June 30, 2001, of which $310.1 million was drawn at that date. The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The 8.32% Notes are due February 1, 2008 and are subject to a sinking fund which will retire $45.0 million principal amount of the 8.32% Notes in February 1 of each year, commencing 2004. The 8.875% Notes are due July 15, 2011. The Company’s outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. As of June 30, 2001, the Company’s term loans outstanding totaled $450.7 million. The aggregate annual long-term debt principal repayments required to be made subsequent to June 30, 2001 are $61.0 million in 2001, $84.4 million in 2002, $93.2 million in 2003, $115.3 million in 2004, $135.0 million in 2005 and $689.1 million thereafter to 2011. As noted above, in July 2001, the Company prepaid $125.0 million of its secured debt from the net proceeds of the 8.875% Notes.

Among other matters, the Company’s term loans and Revolvers generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of June 30, 2001, to $438.2 million. Certain of the loan agreements require that a minimum level of free cash be maintained. As at June 30, 2001, this amount was $26.0 million.

Funding and treasury activities are conducted within corporate policies to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate liquidity for Company purposes.

Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pound and Norwegian Kroner. The Company uses foreign currency contracts to manage risks associated with holding these currencies.

The Company manages the impact of interest rate changes on earnings and cash flows through its interest rate structure. For the Revolvers, the interest rate structure, is based on LIBOR plus a margin depending on the financial leverage of the Company. Interest payments on the term loans are based on LIBOR plus a margin. We use interest rate swaps to manage our interest rate risk.

Dividends declared during the six months ended June 30, 2001 were $16.9 million, or 43.0 cents per share.

During the six months ended June 30, 2001, the Company incurred capital expenditures for vessels and equipment of $114.5 million, consisting mainly of the purchase of four shuttle tankers. Cash expenditures for drydocking were $8.0 million in the six months ended June 30, 2001 compared to $3.6 million over the same period last year.

As at June 30, 2001, UNS was committed to the construction of three newbuilding shuttle tankers, having an aggregate cost of $160.8 million. The newbuilding vessels are scheduled for delivery between December 2002 and September 2003. As of June 30, 2001, there have been payments made towards these commitments of $54.8 million and long-term financing arrangements exist for $71.1 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $34.9 million through either additional debt borrowings or surplus cash balances, or a combination thereof. The remaining payments required to be made under these newbuilding contracts are as follows: $9.6 million in 2001, $43.3 million in 2002 and $53.1 million in 2003.

The Company has guaranteed its share of the outstanding mortgage debt in four joint venture companies that are 50% owned by the Company. As of June 30, 2001, the Company has guaranteed $115.3 million of such debt, or 50% of the total $230.6 million in outstanding mortgage debt of the joint venture companies.

On April 25, 2001, a joint venture in which the Company owns a 50% interest, entered into an agreement to sell its three vessels. The vessels were delivered during July and August 2001.

On August 1, 2001, the Company entered into an agreement under which it will assume the contracts for the construction of three Suezmax and two Aframax tankers due for delivery in 2003, at a total cost of approximately $250 million. Approximately $48 million of this cost was paid in August 2001 as reimbursement for installments already made under the shipbuilding contracts. The remaining balance of the installments and delivery payments on the vessels are due in 2003 and it is the Company’s intention to finance the remaining unpaid amounts through either debt borrowings or surplus cash balances, or a combination thereof. Upon delivery, the vessels will be time-chartered back to the seller for a minimum of 12 years each, with options to extend these time-charters for up to an additional six years.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended June 30, 2001 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s operations, performance and financial condition, including, in particular, statements regarding: Aframax TCE rates; tanker supply and demand; supply and demand for oil; future capital expenditures; the Company’s growth strategy and measures to implement such strategy; the Company’s competitive strengths; the Company’s acquisition of UNS and its impact on the Company’s operations; the Company’s ability to continue to successfully operate UNS; and the future success of the Company. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the offshore production of oil; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; charterers’ preference for modern tankers; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company’s dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation, including without limitation, the imposition of freight taxes and income taxes; the Company’s potential inability to achieve and manage growth; the Company’s ability to continue to successfully operate UNS; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures; the potential inability of the Company to renew long-term contracts; and other factors detailed from time to time in the Company’s periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
JUNE 30, 2001
PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from foreign currency fluctuations and changes in interest rates. The Company uses forward currency contracts and interest rate swaps to manage these risks, but does not use financial instruments for trading or speculative purposes.

Foreign Exchange Rate Risk

The international tanker industry’s functional currency is the U.S. dollar. Virtually all of the Company’s revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds and Norwegian Kroner. During the six months ended June 30, 2001, approximately 24.7% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. As at June 30, 2001, the Company had $49.0 million in foreign exchange forward contracts that mature as follows: $19.7 million in 2001, $27.5 million in 2002, and $1.8 million in 2003. Changes in the fair value of the forward contracts are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value will be immediately recognized into income.

Interest Rate Risk

The Company invests its cash and short-term marketable securities in financial instruments with maturities of less than six months within the parameters of its investment policy and guidelines.

The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. Changes in the fair value of the interest rate swaps are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap’s change in fair value will be immediately recognized into income. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

As at June 30, 2001, the Company was committed to a series of interest rate swap agreements whereby $145.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having a weighted average remaining term of 1.1 years, expiring between December 2001 and May 2004. These arrangements effectively change the Company’s interest rate exposure on $145.0 million of debt from a floating LIBOR rate to a weighted average fixed rate of 6.46%.

The following table sets forth the magnitude of these interest rate swap agreements and foreign exchange forward contracts:

                                             Contract                Carrying Amount                   Fair
(in USD 000's)                                Amount             Asset           Liability             Value
---------------------------------------- ------------------ ---------------- ------------------ --------------------
June 30, 2001
FX Forward Contracts                      $     48,998      $         -      $       287        $        (287)
Interest Rate Swap Agreements                  145,000                -            3,122               (3,122)
Debt                                         1,177,981                -        1,177,981           (1,180,171)

December 31, 2000
FX Forward Contracts                      $     62,125      $         -      $         -        $       2,252
Interest Rate Swap Agreements                  100,000                -                -               (1,297)
Debt                                           797,484                -          797,484             (789,913)
---------------------------------------- ------------------ ---------------- ------------------ --------------------

Inflation

Although inflation has had a moderate impact on operating, drydocking and corporate overhead expenses, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
JUNE 30, 2001
PART II – OTHER INFORMATION

Item 1 - Legal Proceedings

         None

Item 2 - Changes in Securities

         None

Item 3 - Defaults Upon Senior Securities

         None

Item 4 - Submission of Matters to a Vote of Security Holders

The Company’s 2001 Annual Meeting of Shareholders was held on May 21, 2001. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

                                                      Votes against or       Shares Which            Broker
Terms Expiring in 2004              Votes For             Withheld             Abstained           Non-Votes
----------------------              ---------             --------             ---------           ---------

Morris L. Feder                    35,995,330              16,180                 N/A                 N/A
Leif O. Hoegh                      35,938,400              73,116                 N/A                 N/A
Eileen A. Mercier                  36,000,920              10,591                 N/A                 N/A

Shareholders also ratified the selection of Ernst & Young, Chartered Accountants, as independent auditors of the Company for the fiscal year ending December 31, 2001, as set forth below:

                                                      Votes against or       Shares Which            Broker
                                    Votes For             Withheld             Abstained           Non-Votes
                                    ---------             --------             ---------           ---------

Ernst & Young                      35,991,821               8,662                5,635               5,399

Item 5 – Other Information

         None

Item 6 – Exhibits and Reports on Form 6-K

a.       Exhibits
         None

b.       Reports on Form 6-K
(i)      On June 6, 2001, the Company filed a copy of its press release on Form 6-K with respect to the announcement of an offering of $200,000,000 of Senior Notes Due 2011. See note (iii)
         for press release of filing pricing.

(ii)     On June 7, 2001,  the Company  filed a copy of the unaudited pro forma  consolidated  condensed  financial statements,  the audited  consolidated  financial  statements  of UNS, and the unaudited interim consolidated financial statements of UNS on Form 6-K.

(iii)    On June 19, 2001, the Company filed a copy of its press release on Form 6-K with respect to the pricing of $250,000,000 of Senior Notes Due 2011. See note (i) for press release of initial offering.

(iv)     On July 27, 2001, the Company filed a copy of its press release on Form 6-K with respect to its results for the quarter ended June 30, 2001.

(v)      On August 2, 2001, the Company filed a copy of its press release on Form 6-K with respect to the Company purchasing five newbuild vessels and securing long-term charter contracts for these vessels.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995, ON FORM F-4 FILED WITH THE COMMISSION ON JULY 11, 2001, AND ON FORM F-4, AS AMENDED, FILED WITH THE COMMISSION ON AUGUST 3, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              TEEKAY SHIPPING CORPORATION

Date:    August 14, 2001                             By:      /s/ Peter S. Antturi
                                                              Peter S. Antturi
                                                              Vice President and Chief Financial Officer